EXHIBIT 99.1

News Release

For Immediate Release	Date: January 20, 2026
26-01-TR

Teck Announces 2025 Production and Sales Update and Reaffirms Outlook

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today provided select unaudited fourth quarter 2025 production and sales volumes and positive settlement pricing adjustments, annual production volumes for 2025, and reaffirmed previously disclosed production and unit cost guidance for 2026 to 2028 for Teck-operated sites.

Our fourth quarter 2025 financial results are scheduled for release on February 18, 2026.

2025 Production Results

The table below shows a summary of Teck’s share of unaudited production and sales of principal products for the fourth quarter of 2025, and 2025 annual production as compared to our previously disclosed annual guidance.

Our 2025 annual copper production of 453,500 tonnes, in line with our previously disclosed guidance, was supported by strong operational performance across all assets in Q4. Performance at Quebrada Blanca (QB) in Q4 was strong with copper production of 55,400 tonnes as we continued the development of the tailings management facility and remained focused on operational stability and progress towards steady state. Copper sales in Q4 2025 were lower than production, primarily due to a short-term build-up in inventory at QB resulting from weather and sea conditions in December, which delayed shipments into early 2026.

Our 2025 annual zinc in concentrate production of 565,000 tonnes was at the higher end of our previously disclosed guidance range. Zinc in concentrate sales were 157,200 tonnes in the fourth quarter, with all Red Dog shipments completed early in the quarter, in line with the normal seasonality of sales.

Our 2025 annual refined zinc production of 229,900 tonnes was at the high end of our previously disclosed guidance, as we continue to focus on improving profitability and cash generation through prioritizing processing of residues over maximizing refined zinc production.

	Q4 2025		2025	2025 Guidance
(Units in 000’s tonnes)	Production	Sales	Production	Production
Copper
Quebrada Blanca	55.4	41.6	190.0	170 – 190
Highland Valley Copper	37.1	33.6	127.1	120 – 130
Antamina (22.5%)	26.4	27.9	85.9	80 – 90
Carmen de Andacollo	15.2	15.5	50.5	45 – 55
	134.1	118.6	453.5	415 – 465

Zinc
Red Dog	87.3	136.6	462.7	430 – 470
Antamina (22.5%)	21.3	20.6	102.3	95 – 105
	108.6	157.2	565.0	525 – 575

Refined zinc
Trail Operations	68.1	59.4	229.9	190 – 230

Pricing Adjustments

As a result of an increase in base metals prices, we expect to report positive settlement pricing adjustments of $295 million in the fourth quarter.

Guidance

There have been no changes to our previously disclosed annual production guidance for 2026–2028, issued on October 7, 2025, for all Teck-operated sites. Our previously disclosed 2026 annual zinc in concentrate production guidance for Antamina of 55,000– 65,000 tonnes has decreased to 35,000–45,000 tonnes, reflecting an updated mine plan, finalized in the fourth quarter of 2025. There has been no change in our previously disclosed 2026 annual copper production guidance for Antamina of 95,000–105,000 tonnes.

There has been no change to our previously disclosed annual 2026 net cash unit cost[1] guidance for our copper or zinc segments, issued on October 7, 2025.

1 This is a non-GAAP financial measure. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

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Use of Non-GAAP Financial Measures and Ratios

Our financial results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. This document includes reference to certain non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar financial measures or ratios disclosed by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis, as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS. For more information on our use of non-GAAP financial measures and ratios, see the section titled “Use of Non-GAAP Financial Measures and Ratios” in our most recent Management Discussion Analysis, which is available on SEDAR+ (www.sedarplus.ca). Additional information on certain non-GAAP ratios is below.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This document allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

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These forward-looking statements include, but are not limited to, statements concerning: all guidance appearing in this document, including, but not limited to, the production, sales, costs, unit costs, capital expenditures, transportation costs, cost reduction and other guidance under the heading ”Guidance” and elsewhere in this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates and commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; our ability to operate our operations in accordance with our expectations; our ability to advance QB tailings management facilities development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; expectations with respect to the repair and restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; the possibility that our business may not perform as expected or in a manner consistent with historical performance; the supply and demand for, deliveries of, and the level and volatility of prices of copper and zinc and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; our costs of production and our production and productivity levels; our ability to procure equipment and development and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations; engineering and construction timetables and capital costs for our initiatives; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; the outcome of the planning, forecasting and reconciliation processes underway; and that operating, development, and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially including, but not limited to, risks related to the operation of QB and our other operations in accordance with our expectations; risks related to our ability to advance QB tailings management facility development initiatives as expected and the timing, occurrence and length of any potential maintenance downtime; changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour, materials and equipment); unplanned or extended operational shutdowns; risks related to the repair and restart of the ship loader at QB and with respect to continued availability of alternative port arrangements; risks related to business performance as expected or in a manner consistent with historical performance; the accuracy of geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); the actual grades of materials; adverse weather conditions; acts of foreign and domestic governments and the outcome of legal proceedings; risks related to general business, economic and market conditions; and unanticipated events related to health, safety and environmental matters.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2024, filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

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About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

Emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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